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Exhibit 12.

Questar Corporation
Ratio of Earnings to Fixed Charges

	12 Months Ended December 31,
	2004	2003
	(in thousands)
Earnings
Income before income taxes and cumulative effect of accounting change	$358,881	$281,759
Less company's share of earnings of equity investees	(5,125)	(5,008)
Plus distributions from equity investees	8,290	6,982
Plus minority interest income	270
Less minority interest loss		(222)
Plus debt expense	68,429	70,736
Plus allowance for borrowed funds used
during construction	224	126
Plus interest portion of rental expense	2,608	2,580

	$433,577	$356,953

Fixed Charges
Debt expense	$68,429	$70,736
Plus allowance for borrowed funds used
during construction	224	126
Plus interest portion of rental expense	2,608	2,580

	$71,261	$73,442

Ratio of Earnings to Fixed Charges	6.08	4.86

        For purposes of this presentation, earnings represent income before income taxes and cumulative effect of accounting change adjusted for fixed charges, earnings and distributions of equity investees and equity in minority interest. Fixed charges consist of total interest charges (expensed and capitalized), amortization of debt issuance costs, and the interest portion of rental expense estimated at 50%. Income before income taxes and cumulative effect of accounting change includes Questar's share of pretax earnings of equity investees.

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Questar Corporation Ratio of Earnings to Fixed Charges